



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI/215/3-5-2006



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. held, on Wednesday, May 3, 2006, the Annual Presentation to the Analysts. The presentation was made by Mr. Dimitrios Maniatakis, CEO and the General Managers. The electronic form of the presentation can be found on the Company's web site (www.dei.gr).

Athens, May 3, 2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/D1:216/3-5-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A press release



PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

Public Power Corporation (PPC) presented its new business plan for the period 2006-2010 today in an address given by CEO Mr. Dimitrios Maniatakis to analysts. Mr. Maniatakis was joined by the management of the corporation.

The goal of the plan is to modernize operating practices in the corporation and improve its competitiveness so that PPC can more successfully cope with the implications of the key trends affecting its market – namely rising fuel prices, market liberalization and coming competition from new entrants.

The anchor of this strategic plan is Project Hercules, a comprehensive transformation program comprising 12 targeted initiatives to transform the business and all its activities, including procurement, inventory management, asset management, personnel, capital budgeting, etc. Through Project Hercules, PPC's management expects to create €2.2B cumulative incremental EBITDA during the period 2006-2010.

PPC's business plan also calls for investments of approximately €4.8B during this same period for the necessary modernization and renewal of the domestic power business, including generation, mines, transmission and distribution. In particular, the new investment plan will enable PPC to bring online 1,600 MW of new generation capacity which will both enhance its economic performance and secure the company's leadership in its core market for years to come. The first of these investments, a tender for a 370-420MW CCGT unit to be built near Aliveri will be announced by June.

In addition to these activities, PPC has launched a number of strategic corporate-development initiatives, including:

- *Investing in Renewables.* PPC plans to either participate in the development of 1,540 MW by 2014 through JV's, or to develop on its own at least 770 MW through an independent subsidiary focused on renewables.

- *Supporting the ongoing development of Tellas*: with a view to maximizing the value of its 50% stake in Greece's number-two fixed-line telecommunications company.

- *Unlocking value from PPC's real estate property portfolio*: valued today at approximately €1.6B, though the final valuation and development plan are expected to be ready by early fall.

- *Monetizing the value of PPC's option for a 30% stake in DEPA:* which offers PPC an interest in Greece's rapidly growing natural gas sector.

Mr. Maniatakis stressed to analysts that the vision of PPC's new management is to transform the corporation into a modern and dynamic Southeastern European energy company through both disciplined transformation of operations in its core domestic market and by making selective and judicious investments in regional energy markets. These investments could amount to approximately €500, though will depend on the opportunities that present themselves.

To this end, PPC has already entered into a strategic collaboration with Contour Global, an international energy infrastructure development and operating company, to participate in a tender for a majority stake in a Montenegro lignite mine and generation plant. In addition, PPC is in constant dialogue with a number of other potential strategic partners who have expressed interest in collaborating with PPC to exploit additional opportunities in the region.

Finally, at the end of the meeting, each of PPC's General Managers commented on the specific transformation initiatives underway in their business units – initiatives which will collectively deliver the targeted €2.2B in incremental EBITDA to which the entire management team is committed.

The presentation can be found on the Company's web site (www.dei.gr)

Athens, May 3, 2006